RECEIVED

2005 APR 28 P 5:39

FFICE OF INTERNATIONAL
CORPORATE FINANCE

Givaudan®



U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 21.04.2005

Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 20.96% of voting rights)	21 April 2005	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

PROCESSED
MAY 03 2005
THOMSON
FINANCIAL

Enclosures mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com



"ANDRE FILLIEZ, GIVAUDAN S.A." <AFILLIEZ@bloomberg.net>

21.04.2005 09:18

To: roberto.garavagno@givaudan.com
cc:
Subject: GIVAUDAN POTENTIALLY HOLDS 20.96% OF ITS OWN VOTING RIGHTS

GIVAUDAN POTENTIALLY HOLDS 20.96% OF ITS OWN VOTING RIGHTS

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GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on April 15, 2005, it held 698'414 own registered shares (carrying 8.95% of voting rights), 548'508 put options on own stock (short position, carrying potentially 7.03% of voting rights) and 388'008 call options on own stock (long position carrying potentially 4.97% of voting rights). Total holding carries potentially 20.96% of voting rights.